

April 23, 2012

<u>Via Facsimile</u>
Mr. James B. Flaws
Vice Chairman and Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

  RE: Corning Incorporated
     Form 10-K for the Year ended December 31, 2011
     Filed February 13, 2012
     File No. 1-3247

Dear Mr. Flaws:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Rufus Decker

       Rufus Decker
       Accounting Branch Chief